# First Quarter 2010
## Earnings Release and Supplemental Information







*Middlebrooke Apartments*
*Westminster, MD*





*Westbrooke Apartments*
*Westminster, MD*





# HOME PROPERTIES, INC.
# SUPPLEMENTAL FINANCIAL INFORMATION
# FIRST QUARTER 2010
# TABLE OF CONTENTS



## HOME PROPERTIES REPORTS
## FIRST QUARTER 2010 RESULTS
### *FFO Per Share Exceeds Guidance Midpoint by $0.03*

*ROCHESTER, NY, MAY 6, 2010* – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2010.  All results are reported on a diluted basis.

"We are encouraged by better-than-expected first quarter results as we enter the peak leasing season," said Edward J. Pettinella, Home Properties President and CEO.  "First quarter occupancy was strong, move-outs were at a record low and we now are becoming more aggressive on increasing rental rates.  Our acquisition of two properties in April, coupled with strong operating results, contributes to our optimism that the business environment is improving."

Earnings per share ("EPS") for the quarter ended March 31, 2010 was $0.07, compared to $0.33 for the quarter ended March 31, 2009.  The $0.26 decrease in EPS is primarily attributable to the $0.30 per share gain on disposition of three properties that were sold in the first quarter of 2009 for a gain of $13.5 million.  There were no dispositions in the first quarter of 2010.

For the quarter ended March 31, 2010, Funds From Operations ("FFO") was $33.2 million, or $0.71 per share, compared to $35.9 million, or $0.79 per share, for the quarter ended March 31, 2009, and equates to an 11% decrease from the prior year.  First quarter 2010 FFO of $0.71 per share included $0.05 in costs related to record severe storms that increased snow removal costs ($0.037) and insurance costs from flooding ($0.013) in the Company's Mid-Atlantic and Boston area markets, respectively.  Excluding these unusual costs, FFO per share would have been $0.76 or a 4.7% decrease compared to 2009 results for the same period.  FFO of $0.71 for the 2010 first quarter was $0.03 above the midpoint of management's guidance range, which already included $0.02 for storm-related expenses.  A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

First Quarter Operating Results

For the first quarter of 2010, same-property comparisons (for 105 "Core" properties containing 35,798 apartment units owned since January 1, 2009) reflected a decrease in total revenues of 0.5% compared to the same quarter a year ago.  Net operating income ("NOI") decreased by 1.7% from the first quarter of 2009.  Excluding unusual weather-related expenses of $0.05 per share, NOI would have increased by 1.6%.  Property level operating expenses increased by 1.0% compared to the prior year quarter, primarily due to increases in property insurance and snow removal costs, which were partially offset by decreases in electricity, natural gas heating costs and repairs and maintenance.

Average physical occupancy for the Core properties was 94.8% during the first quarter of 2010, up from 94.3% during the first quarter of 2009. Average monthly rental rates of $1,126 represent a 1.5% decrease compared to the year-ago period.

On a sequential basis, compared to the 2009 fourth quarter results for the Core properties, total revenues increased 1.2% in the first quarter of 2010, expenses were up 8.6% and net operating income decreased 4.1%. Average physical occupancy decreased 0.2% to 94.8%. The sequential expense growth can be attributed to the typical seasonality of higher gas heating and snow removal costs incurred in the first quarter.

Physical occupancy for the 114 net apartment units developed between January 1, 2009 and March 31, 2010 (the "Recently Acquired Communities") averaged 11.3% during the first quarter of 2010, at average monthly rents of $1,846. This is solely the result of initial lease-up activity at 1200 East West Highway, which opened its doors to new residents in March 2010. See additional information below in the development section.

Acquisitions/Dispositions

There were no acquisitions or dispositions during the first quarter of 2010.

As previously reported, subsequent to the end of the first quarter, on April 1, 2010, the Company purchased two properties with a total of 318 units in the Baltimore region for a combined $23.7 million. Closing costs of $0.23 million will be expensed and included in general and administrative expenses in the second quarter of 2010.

Development

The Company has two projects currently under construction, 1200 East West Highway and The Courts at Huntington Station. 1200 East West Highway is in Silver Spring, Maryland and construction is expected to be completed during the second quarter of 2010. As of April 30, 2010, 44 of the 209 units available to rent are occupied and another 47 units are pre-leased.

The Courts at Huntington Station is in Alexandria, Virginia, and construction of the 202 units in Phase I is expected to be completed during the second quarter of 2010. Initial occupancy is expected in May, 2010 and the lease-up period is projected to last eleven months. Construction on Phase II (219 units) has commenced and is scheduled to be complete in the second quarter of 2011, reaching stabilized occupancy a year later.

Capital Markets Activities

As of March 31, 2010, the Company's ratio of debt-to-total market capitalization was 50.4% (based on a March 31, 2010 stock price of $46.80 to determine equity value), with $11 million outstanding on its $175 million revolving credit facility and $9 million of unrestricted cash on hand. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately six years. Approximately 89% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.1 times, and the fixed charge ratio averaged 1.9 times.

The Company did not repurchase any of its common shares during the first quarter. As of March 31, 2010, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units.

The Company has an At-The-Market ("ATM") equity offering program through which it may sell up to 3.7 million common shares, not to exceed $150 million of gross proceeds. During the first quarter, 1,285,700 shares were issued at an average price of $46.74 generating net proceeds of $59 million, including 169,600 shares that generated $8 million of net proceeds from the first few days of January, 2010, which previously had been reported. Subsequent to the end of the quarter, the settlement of pending trades at March 31, 2010 resulted in an additional 155,900 shares issued at an average price of $46.92 generating net proceeds of $7 million. Since inception, 2,313,200 shares have been issued at an average price of $46.36 generating gross proceeds of $107 million and net proceeds of $105 million, including pending trades.

Outlook

For 2010, the Company has increased the midpoint of its prior guidance to $2.90 while tightening the range of FFO per share to $2.81 to $2.99 from $2.75 to $2.99. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2010 guidance on FFO per share results remains unchanged and is as follows: Second quarter $0.68 to $0.74; third quarter $0.72 to $0.78; fourth quarter $0.70 to $0.76.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.58 per share for the quarter ended March 31, 2010. The dividend is payable on May 27, 2010 to shareholders of record on May 17, 2010 and is equivalent to an annualized rate of $2.32 per share. The current annual dividend represents a 4.6% yield based on yesterday's closing price of $50.10. Home Properties' common stock will begin trading ex-dividend on May 13, 2010.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site through the "Investors" section, e-mail or facsimile upon request.

First Quarter 2010 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:15 AM ET to review and comment on the information reported in this release. To listen to the call, please dial 800-758-5606 (International 212-231-2906). An audio replay of the call will be available through May 13, 2010, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21442491. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:15 AM and archived by 1:00 PM, through the "Investors" section home page of the Web site, homeproperties.com.

Second Quarter 2010 Conference/Event Schedule

Home Properties is scheduled to participate in REITWeek 2010: NAREIT's Investor Forum® from June 9-11, 2010 in Chicago.  Management will present information and answer questions about its operations on Thursday, June 10, from 11:15-11:50 AM CT.  The audio presentation and related materials will be available in the "Investors" section of Home Properties' Web site.

Second Quarter 2010 Earnings Release and Conference Call

The second quarter financial results are scheduled to be released after the stock market closes on Thursday, August 5, 2010.  A conference call, which will be simultaneously webcast, is scheduled for Friday, August 6, 2010 at 11:00 AM ET and is accessible following the above instructions.  The passcode for that replay will be 21442492.

*This press release contains forward-looking statements.  Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.*

*Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets.  Currently, Home Properties operates 110 communities containing 37,475 apartment units.  Of these, 36,325 units in 108 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners.  For more information, visit Home Properties' Web site at homeproperties.com.*

Tables to follow.

**HOME PROPERTIES, INC.**
**SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS**

| First Quarter Results: | Avg. Physical Occupancy[a] | | 1Q 2010 | 1Q 2010 vs. 1Q 2009 % Growth | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 1Q 2010 | 1Q 2009 | Average Monthly Rent Per Occ Unit | Base Rental Rates | Total Revenue | Total Expense | NOI |
| Core Properties[b] | 94.8% | 94.3% | $1,126 | (1.5%) | (0.5%) | 1.0% | (1.7%) |
| Acquisition Properties[c] | 11.3% | NA | $1,846 | NA | NA | NA | NA |
| TOTAL PORTFOLIO | 94.7% | NA | $1,126 | NA | NA | NA | NA |

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income.  Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 105 properties with 35,798 apartment units owned throughout 2009 and 2010.

[c] Acquisition Properties consist of 1 property with 114 apartment units developed subsequent to January 1, 2009.

**HOME PROPERTIES, INC.**
**SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except per share data – Unaudited)**

| | Three Months Ended March 31 | |
|---|---|---|
| | **2010** | **2009** |
| Rental income | $ 114,315 | $ 115,375 |
| Property other income | 12,621 | 12,193 |
| Interest income | 4 | 8 |
| Other income | 54 | 278 |
| Total revenues | 126,994 | 127,854 |
| | | |
| Operating and maintenance | 57,057 | 56,431 |
| General and administrative | 5,558 | 5,888 |
| Interest | 30,434 | 30,553 |
| Depreciation and amortization | 30,395 | 29,654 |
| Total expenses | 123,444 | 122,526 |
| Income from continuing operations | 3,550 | 5,328 |
| | | |
| Discontinued operations | | |
| Loss from discontinued operations | (28) | (3,777) |
| Gain (loss) on disposition of property | (11) | 13,508 |
| Discontinued operations | (39) | 9,731 |
| Net income | 3,511 | 15,059 |
| Net income attributable to noncontrolling interest | (874) | (4,157) |
| Net income attributable to common shareholders | $ 2,637 | $ 10,902 |
| | | |
| Reconciliation from net income attributable to common shareholders to Funds From Operations: | | |
| Net income attributable to common shareholders | $ 2,637 | $ 10,902 |
| Real property depreciation and amortization | 29,723 | 29,420 |
| Noncontrolling interest | 874 | 4,157 |
| Loss (gain) on disposition of property | 11 | (13,508) |
| Loss from early extinguishment of debt in connection with sale of real estate | - | 4,927 |
| FFO - basic and diluted [(1)] | $ 33,245 | $ 35,898 |

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009, the Company added back debt extinguishment costs which were incurred as a result of repaying property-specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

**HOME PROPERTIES, INC.**
**SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except per share data – Unaudited)**

|  | Three Months Ended March 31 | |
|---|---|---|
|  | **2010** | **2009** |
| **FFO – basic, diluted and Operating FFO** [2] | $ 33,245 | $ 35,898 |
| FFO – basic, diluted and Operating FFO | $ 33,245 | $ 35,898 |
| Recurring non-revenue generating capital expenses | (7,164) | (7,327) |
| Addback of non-cash interest expense | 508 | 480 |
| **AFFO** [3] **and Operating AFFO** [2][3] | $ 26,589 | $ 29,051 |
| Weighted average shares/units outstanding: | | |
| Shares – basic | 34,970.4 | 32,668.7 |
| Shares – diluted | 35,406.8 | 32,699.8 |
| Shares/units – basic [4] | 46,595.9 | 45,180.0 |
| Shares/units – diluted [4] | 47,032.3 | 45,211.1 |
| Per share/unit: | | |
| Net income – basic | $0.08 | $0.33 |
| Net income – diluted | $0.07 | $0.33 |
| FFO – basic, diluted and Operating FFO [2] | $0.71 | $0.79 |
| AFFO [3] and Operating AFFO [2][3] | $0.57 | $0.64 |
| Common Dividend paid | $0.58 | $0.67 |

[2]  Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges.

[3]  Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2010 and 2009.  Non-cash interest expense and non-cash adjustments to gain on early extinguishment of debt have been added back for 2010 and 2009.  The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4]  Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock.  Diluted includes additional common stock equivalents.

**HOME PROPERTIES, INC.**
**SUMMARY CONSOLIDATED BALANCE SHEETS**
**(in thousands - Unaudited)**

| | March 31, 2010 | December 31, 2009 |
|---|---|---|
| Land | $ 508,087 | $ 508,087 |
| Construction in progress | 198,329 | 184,617 |
| Buildings, improvements and equipment | 3,238,007 | 3,223,275 |
| | 3,944,423 | 3,915,979 |
| Accumulated depreciation | (763,337) | (733,142) |
| Real estate, net | 3,181,086 | 3,182,837 |
| Cash and cash equivalents | 9,119 | 8,809 |
| Cash in escrows | 28,268 | 27,278 |
| Accounts receivable, net | 14,423 | 14,137 |
| Prepaid expenses | 15,657 | 16,783 |
| Deferred charges, net | 12,807 | 13,931 |
| Other assets | 5,155 | 4,259 |
| Total assets | $ 3,266,515 | $ 3,268,034 |
| Mortgage notes payable | $ 2,114,132 | $ 2,112,645 |
| Exchangeable senior notes, net | 136,644 | 136,136 |
| Line of credit | 11,000 | 53,500 |
| Accounts payable | 19,379 | 19,695 |
| Accrued interest payable | 12,221 | 10,661 |
| Accrued expenses and other liabilities | 28,199 | 27,989 |
| Security deposits | 19,161 | 19,334 |
| Total liabilities | 2,340,736 | 2,379,960 |
| Common stockholders' equity | 699,379 | 661,112 |
| Noncontrolling interest | 226,400 | 226,962 |
| Total equity | 925,779 | 888,074 |
| Total liabilities and equity | $ 3,266,515 | $ 3,268,034 |
| Total shares/units outstanding: | | |
| Common stock | 36,150.6 | 34,655.4 |
| Operating partnership units | 11,548.1 | 11,734.6 |
| | 47,698.7 | 46,390.0 |

**# # #**

***For further information:***

*David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113*
*Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237*

**FIRST QUARTER 2010**

| | # of Units | Date Acquired | 1Q '10 Rent/Mo. | 1Q '10 Occup. | 1Q '09 Occup. | 1Q '10 versus 1Q '09 % Growth Rental Rates[1] | Total Revenue | Total Expense | Total NOI | 1Q '10 % Co. NOI |
|---|---|---|---|---|---|---|---|---|---|---|
| **Baltimore Region** | | | | | | | | | | |
| Bonnie Ridge | 960 | 7/1/1999 | $ 1,052 | 92.6% | 91.8% | (3.6%) | (3.2%) | 1.7% | (6.7%) | |
| Canterbury Apartments | 618 | 7/16/1999 | $ 945 | 94.4% | 93.7% | 0.9% | 3.1% | 6.0% | 1.2% | |
| Country Village | 344 | 4/30/1998 | $ 913 | 96.1% | 94.4% | 1.5% | 5.3% | 7.4% | 3.6% | |
| Dunfield Townhomes | 312 | 11/1/2007 | $ 1,105 | 91.4% | 95.9% | 3.1% | (5.9%) | 18.9% | (19.4%) | |
| Falcon Crest | 396 | 7/16/1999 | $ 984 | 92.0% | 93.8% | 0.9% | (3.3%) | 21.0% | (16.3%) | |
| Fox Hall Apartments | 720 | 3/29/2007 | $ 807 | 93.6% | 90.7% | (3.6%) | (2.2%) | 5.9% | (9.5%) | |
| Gateway Village | 132 | 7/16/1999 | $ 1,281 | 97.0% | 96.4% | 1.1% | 3.0% | 11.1% | (1.2%) | |
| Heritage Woods | 164 | 10/4/2006 | $ 1,038 | 96.7% | 94.9% | 1.6% | 3.8% | 13.0% | (1.4%) | |
| Mill Towne Village Apts | 384 | 5/31/2001 | $ 868 | 94.2% | 92.2% | 0.1% | 3.4% | 11.7% | (2.9%) | |
| Morningside Heights | 1,050 | 4/30/1998 | $ 859 | 93.2% | 91.5% | (1.8%) | (0.4%) | 13.8% | (8.8%) | |
| Owings Run | 504 | 7/16/1999 | $ 1,183 | 95.9% | 95.1% | (0.1%) | 1.0% | 15.6% | (5.7%) | |
| Ridgeview at Wakefield Valley | 204 | 1/13/2005 | $ 1,139 | 95.9% | 93.7% | (2.6%) | 1.5% | 10.1% | (4.0%) | |
| Saddle Brooke Apartments | 468 | 10/29/2008 | $ 989 | 94.3% | 88.7% | (6.6%) | 5.2% | (8.8%) | 19.6% | |
| Selford Townhomes | 102 | 7/16/1999 | $ 1,283 | 94.4% | 89.8% | (1.6%) | 4.5% | 14.4% | (0.5%) | |
| The Coves at Chesapeake | 469 | 11/20/2006 | $ 1,182 | 91.8% | 91.6% | (0.8%) | 1.0% | 3.8% | (0.8%) | |
| Timbercroft Townhomes | 284 | 7/16/1999 | $ 896 | 99.7% | 99.1% | 3.8% | 4.4% | 15.8% | (1.8%) | |
| Top Field | 156 | 10/4/2006 | $ 1,177 | 96.4% | 96.4% | (0.6%) | (2.7%) | 11.1% | (9.1%) | |
| Village Square Townhomes | 370 | 7/16/1999 | $ 1,114 | 92.7% | 94.6% | (2.6%) | (4.4%) | 15.5% | (14.1%) | |
| Woodholme Manor | 177 | 3/31/2001 | $ 866 | 92.1% | 94.7% | 2.0% | 0.2% | 5.4% | (3.7%) | |
| Total Baltimore Region | 7,814 | | $ 995 | 93.9% | 93.0% | (1.2%) | 0.1% | 8.3% | (5.2%) | 19.7% |
| | | | | | | | | | | |
| **Boston Region** | | | | | | | | | | |
| Gardencrest | 696 | 6/28/2002 | $ 1,509 | 93.4% | 95.1% | 0.4% | (1.6%) | (15.3%) | 8.6% | |
| Highland House | 172 | 5/31/2006 | $ 1,124 | 97.8% | 97.2% | (1.9%) | (2.9%) | 3.5% | (8.5%) | |
| Liberty Place | 107 | 6/6/2006 | $ 1,393 | 98.7% | 98.0% | (1.2%) | 3.8% | (4.7%) | 9.8% | |
| Stone Ends | 280 | 2/12/2003 | $ 1,212 | 94.3% | 96.4% | (1.3%) | (4.0%) | (6.9%) | (2.1%) | |
| The Heights at Marlborough | 348 | 9/7/2006 | $ 1,152 | 94.0% | 94.1% | (1.9%) | (1.0%) | (14.4%) | 14.2% | |
| The Meadows at Marlborough | 264 | 9/7/2006 | $ 1,104 | 96.5% | 95.5% | (3.9%) | (1.2%) | (9.5%) | 8.9% | |
| The Townhomes of Beverly | 204 | 2/15/2007 | $ 1,401 | 97.5% | 93.2% | (3.6%) | 3.2% | (20.7%) | 28.9% | |
| The Village at Marshfield | 276 | 3/17/2004 | $ 1,107 | 96.2% | 93.4% | (4.0%) | (3.1%) | (8.2%) | 0.4% | |
| Westwoods | 35 | 4/30/2007 | $ 1,149 | 96.6% | 97.6% | (9.2%) | (3.4%) | (11.1%) | 3.1% | |
| Total Boston Region | 2,382 | | $ 1,283 | 95.1% | 95.1% | (1.7%) | (1.3%) | (11.8%) | 7.6% | 7.6% |
| | | | | | | | | | | |
| **Chicago Region** | | | | | | | | | | |
| Blackhawk | 371 | 10/20/2000 | $ 838 | 96.9% | 95.1% | (5.9%) | (0.2%) | (6.4%) | 8.3% | |
| Courtyards Village | 224 | 8/29/2001 | $ 803 | 96.2% | 94.9% | (4.1%) | (4.7%) | (7.3%) | (2.2%) | |
| Cypress Place | 192 | 12/27/2000 | $ 907 | 97.0% | 95.5% | (4.4%) | (6.8%) | 3.8% | (18.5%) | |
| The Colony | 783 | 9/1/1999 | $ 860 | 95.2% | 94.2% | (4.1%) | (4.3%) | (1.8%) | (6.6%) | |
| The New Colonies | 672 | 6/23/1998 | $ 718 | 95.7% | 95.4% | (1.3%) | (1.8%) | (0.3%) | (3.2%) | |
| Total Chicago Region | 2,242 | | $ 812 | 95.9% | 94.8% | (3.7%) | (3.2%) | (2.3%) | (4.1%) | 4.0% |
| | | | | | | | | | | |
| **Florida Region** | | | | | | | | | | |
| The Hamptons | 668 | 7/7/2004 | $ 986 | 93.2% | 95.8% | (3.1%) | (2.9%) | 3.1% | (9.2%) | |
| Vinings at Hampton Village | 168 | 7/7/2004 | $ 1,107 | 94.2% | 96.5% | (1.5%) | (4.4%) | 5.2% | (13.7%) | |
| Total Florida Region | 836 | | $ 1,010 | 93.4% | 95.9% | (2.7%) | (3.2%) | 3.6% | (10.2%) | 1.6% |
| | | | | | | | | | | |
| **Long Island, NY Region** | | | | | | | | | | |
| Bayview / Colonial | 160 | 11/1/2000 | $ 1,219 | 93.7% | 94.1% | 0.8% | 5.1% | 11.1% | (0.4%) | |
| Cambridge Village | 82 | 3/1/2002 | $ 1,673 | 98.8% | 99.0% | 0.9% | (2.0%) | (3.8%) | (0.4%) | |
| Devonshire Hills | 297 | 7/16/2001 | $ 1,682 | 97.1% | 97.4% | 1.3% | 0.3% | (4.4%) | 3.1% | |
| Hawthorne Court | 434 | 4/4/2002 | $ 1,375 | 96.0% | 95.9% | 0.5% | 1.0% | (8.4%) | 11.9% | |
| Heritage Square | 80 | 4/4/2002 | $ 1,698 | 97.5% | 95.4% | 1.5% | 4.9% | 4.4% | 5.4% | |
| Holiday Square | 144 | 5/31/2002 | $ 1,183 | 93.2% | 97.1% | 0.2% | (4.7%) | 3.1% | (11.0%) | |
| Lake Grove Apartments | 368 | 2/3/1997 | $ 1,365 | 95.4% | 95.1% | (2.1%) | (4.0%) | (6.6%) | (2.0%) | |
| Mid- Island Estates | 232 | 7/1/1997 | $ 1,335 | 95.9% | 98.5% | 1.9% | (1.4%) | 0.4% | (3.1%) | |
| Sayville Commons | 342 | 7/15/2005 | $ 1,549 | 93.1% | 95.9% | 1.5% | (2.1%) | 8.8% | (9.4%) | |
| South Bay Manor | 61 | 9/11/2000 | $ 1,614 | 97.9% | 95.9% | (0.2%) | 0.6% | (2.9%) | 4.3% | |
| Southern Meadows | 452 | 6/29/2001 | $ 1,356 | 96.2% | 94.6% | (0.8%) | 1.3% | (3.5%) | 6.0% | |
| Stratford Greens | 359 | 3/1/2002 | $ 1,418 | 97.3% | 95.4% | (0.9%) | (0.3%) | (1.1%) | 0.3% | |
| Westwood Village Apts | 242 | 3/1/2002 | $ 2,246 | 94.8% | 94.5% | (5.4%) | (8.8%) | (7.9%) | (9.4%) | |
| Woodmont Village Apts | 97 | 3/1/2002 | $ 1,283 | 95.7% | 96.3% | 2.8% | 0.6% | (11.7%) | 9.7% | |
| Yorkshire Village Apts | 40 | 3/1/2002 | $ 1,744 | 97.2% | 95.9% | (0.8%) | 4.8% | 7.8% | 1.6% | |
| Total Long Island Region | 3,390 | | $ 1,485 | 95.7% | 95.8% | (0.4%) | (1.2%) | (2.5%) | (0.2%) | 12.5% |
| | | | | | | | | | | |
| **Maine Region** | | | | | | | | | | |
| Liberty Commons | 120 | 8/30/2006 | $ 1,180 | 98.3% | 97.2% | (1.8%) | (1.7%) | 5.5% | (5.0%) | |
| Redbank Village | 500 | 7/7/1998 | $ 858 | 96.6% | 93.8% | (0.7%) | 1.4% | 1.9% | 1.0% | |
| Total Maine Region | 620 | | $ 920 | 97.0% | 94.7% | (1.0%) | 0.6% | 2.6% | (0.8%) | 1.4% |

**FIRST QUARTER 2010**

| | # of Units | Date Acquired | | 1Q '10 Rent/Mo. | 1Q '10 Occup. | 1Q '09 Occup. | Rental Rates[1] | Total Revenue | Total Expense | Total NOI | 1Q '10 % Co. NOI |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 1Q '10 versus 1Q '09 % Growth | | | |
| **New Jersey Region** | | | | | | | | | | | |
| Barrington Gardens | 148 | 3/1/2005 | $ | 1,112 | 95.9% | 94.5% | 0.8% | 2.8% | 17.3% | (8.7%) | |
| Chatham Hill Apartments | 308 | 1/30/2004 | $ | 1,685 | 86.7% | 95.2% | (1.3%) | (9.0%) | (14.1%) | (5.8%) | |
| East Hill Gardens | 33 | 7/7/1998 | $ | 1,524 | 96.8% | 94.7% | 2.5% | 4.8% | (32.9%) | 46.8% | |
| Hackensack Gardens | 198 | 3/1/2005 | $ | 1,059 | 95.1% | 91.3% | 0.9% | 9.2% | (20.0%) | 74.7% | |
| Jacob Ford Village | 270 | 2/15/2007 | $ | 1,160 | 93.6% | 97.6% | 3.1% | (0.5%) | (0.4%) | (0.6%) | |
| Lakeview | 106 | 7/7/1998 | $ | 1,354 | 96.5% | 92.1% | 0.3% | 3.9% | (4.1%) | 14.4% | |
| Northwood Apartments | 134 | 1/30/2004 | $ | 1,297 | 97.7% | 94.8% | (1.8%) | 3.6% | (5.8%) | 14.7% | |
| Oak Manor | 77 | 7/7/1998 | $ | 1,756 | 95.1% | 95.1% | (0.9%) | (3.4%) | (5.2%) | (1.8%) | |
| Pleasant View | 1,142 | 7/7/1998 | $ | 1,107 | 94.9% | 92.5% | (3.8%) | (0.6%) | (8.4%) | 7.9% | |
| Pleasure Bay | 270 | 7/7/1998 | $ | 1,002 | 94.4% | 91.6% | (5.0%) | (1.8%) | (0.7%) | (2.9%) | |
| Royal Gardens Apartments | 550 | 5/28/1997 | $ | 1,208 | 95.6% | 94.7% | (1.9%) | (1.0%) | (8.3%) | 7.3% | |
| Wayne Village | 275 | 7/7/1998 | $ | 1,373 | 97.5% | 96.0% | (1.3%) | (1.4%) | (4.0%) | 0.8% | |
| Windsor Realty | 67 | 7/7/1998 | $ | 1,163 | 94.2% | 97.3% | (2.0%) | (5.3%) | (9.7%) | (0.7%) | |
| Total New Jersey Region | 3,578 | | $ | 1,220 | 94.4% | 94.0% | (1.8%) | (1.1%) | (7.3%) | 5.3% | 10.0% |
| **Philadelphia Region** | | | | | | | | | | | |
| Castle Club | 158 | 3/15/2000 | $ | 953 | 92.4% | 96.2% | 0.4% | (1.0%) | (1.8%) | (0.2%) | |
| Chesterfield | 247 | 9/23/1997 | $ | 885 | 94.6% | 96.7% | (4.1%) | (4.3%) | 3.9% | (12.2%) | |
| Curren Terrace | 318 | 9/23/1997 | $ | 852 | 93.5% | 93.9% | (4.4%) | (3.6%) | (0.1%) | (7.8%) | |
| Glen Brook | 174 | 7/28/1999 | $ | 803 | 95.4% | 93.1% | (3.8%) | 1.5% | 10.7% | (11.5%) | |
| Glen Manor | 174 | 9/23/1997 | $ | 780 | 95.5% | 94.9% | (3.3%) | (0.7%) | 7.2% | (9.6%) | |
| Golf Club | 399 | 3/15/2000 | $ | 1,040 | 94.6% | 93.0% | (4.0%) | 1.1% | (0.7%) | 2.5% | |
| Hill Brook Place | 274 | 7/28/1999 | $ | 851 | 95.0% | 95.5% | (2.2%) | (0.5%) | 3.5% | (5.0%) | |
| Home Properties of Bryn Mawr | 316 | 3/15/2000 | $ | 1,135 | 90.0% | 92.7% | 4.0% | (1.1%) | 9.0% | (9.3%) | |
| Home Properties of Devon | 631 | 3/15/2000 | $ | 1,070 | 93.2% | 91.1% | (3.3%) | 1.4% | (0.5%) | 3.1% | |
| New Orleans Park | 442 | 7/28/1999 | $ | 843 | 94.7% | 92.7% | (3.2%) | (0.5%) | 2.3% | (4.0%) | |
| Racquet Club | 466 | 7/7/1998 | $ | 1,023 | 96.7% | 95.0% | (1.1%) | 2.3% | 1.3% | 3.1% | |
| Racquet Club South | 103 | 5/27/1999 | $ | 862 | 94.3% | 91.9% | (5.4%) | 0.0% | 8.2% | (9.9%) | |
| Ridley Brook | 244 | 7/28/1999 | $ | 909 | 94.0% | 94.6% | (1.4%) | (0.7%) | 5.5% | (7.3%) | |
| Sherry Lake | 298 | 7/23/1998 | $ | 1,134 | 94.2% | 94.3% | (4.4%) | (0.2%) | 4.5% | (3.2%) | |
| The Brooke at Peachtree Village | 146 | 8/15/2005 | $ | 1,108 | 96.9% | 98.7% | 0.2% | (1.1%) | (1.7%) | (0.8%) | |
| The Landings | 384 | 11/25/1996 | $ | 952 | 94.7% | 96.6% | (4.0%) | (8.3%) | (5.5%) | (10.3%) | |
| Trexler Park | 250 | 3/15/2000 | $ | 1,035 | 89.3% | 92.1% | (1.9%) | 2.8% | (9.5%) | 16.2% | |
| Trexler Park West | 216 | 8/15/2008 | $ | 1,226 | 93.2% | 92.6% | (1.2%) | (0.3%) | (5.8%) | 3.2% | |
| William Henry | 363 | 3/15/2000 | $ | 1,045 | 94.8% | 94.2% | (8.2%) | (4.1%) | 19.4% | (22.4%) | |
| Total Philadelphia Region | 5,603 | | $ | 986 | 94.0% | 93.9% | (2.9%) | (0.9%) | 2.5% | (4.0%) | 13.5% |
| **Washington, D.C. Region** | | | | | | | | | | | |
| 1200 East West | 114 | Under Construction | $ | 1,846 | 11.3% | n/a | n/a | n/a | n/a | n/a | |
| Braddock Lee | 255 | 3/16/1998 | $ | 1,263 | 97.0% | 98.7% | (0.6%) | (1.0%) | 7.7% | (6.6%) | |
| Cider Mill | 864 | 9/27/2002 | $ | 1,093 | 95.1% | 94.1% | (1.5%) | 3.7% | 9.9% | (1.7%) | |
| Cinnamon Run | 511 | 12/28/2005 | $ | 1,201 | 95.3% | 96.4% | 1.1% | (0.7%) | 15.6% | (8.1%) | |
| East Meadow | 150 | 8/1/2000 | $ | 1,263 | 97.7% | 99.5% | (2.2%) | 1.5% | 15.1% | (6.3%) | |
| Elmwood Terrace | 504 | 6/30/2000 | $ | 901 | 92.8% | 90.9% | (2.0%) | 1.1% | (0.1%) | 2.3% | |
| Falkland Chase | 450 | 9/10/2003 | $ | 1,331 | 95.7% | 90.9% | (2.5%) | 3.6% | 4.9% | 3.0% | |
| Mount Vernon Square | 1,387 | 12/27/2006 | $ | 1,190 | 94.8% | 93.1% | (0.5%) | 1.9% | 4.1% | 0.6% | |
| Orleans Village | 851 | 11/16/2000 | $ | 1,312 | 95.4% | 96.4% | (0.7%) | (1.3%) | 2.7% | (3.8%) | |
| Park Shirlington | 294 | 3/16/1998 | $ | 1,280 | 96.1% | 96.1% | (0.9%) | 0.5% | 5.4% | (3.0%) | |
| Peppertree Farm | 879 | 12/28/2005 | $ | 1,176 | 92.4% | 93.2% | 0.4% | (2.1%) | (0.7%) | (3.1%) | |
| Seminary Hill | 296 | 7/1/1999 | $ | 1,248 | 97.8% | 97.3% | (0.4%) | 1.6% | (2.9%) | 5.7% | |
| Seminary Towers | 541 | 7/1/1999 | $ | 1,278 | 96.0% | 94.0% | (1.5%) | (1.7%) | (4.9%) | 1.1% | |
| Tamarron Apartments | 132 | 7/16/1999 | $ | 1,433 | 97.7% | 96.4% | (2.2%) | 0.5% | 17.6% | (7.0%) | |
| The Apts at Wellington Trace | 240 | 3/2/2004 | $ | 1,269 | 96.3% | 96.1% | (0.0%) | (0.9%) | 11.5% | (6.7%) | |
| The Manor - MD | 435 | 8/31/2001 | $ | 1,228 | 97.5% | 91.6% | 1.5% | 11.4% | 6.7% | 15.0% | |
| The Manor - VA | 198 | 2/19/2004 | $ | 993 | 95.5% | 96.1% | (4.6%) | (3.0%) | 9.2% | (13.2%) | |
| The Sycamores | 185 | 12/16/2002 | $ | 1,308 | 97.0% | 96.5% | (3.6%) | (3.6%) | 13.7% | (12.7%) | |
| Virginia Village | 344 | 5/31/2001 | $ | 1,242 | 99.1% | 97.4% | (1.4%) | 3.6% | 3.0% | 4.0% | |
| West Springfield | 244 | 11/18/2002 | $ | 1,378 | 98.3% | 95.3% | (4.0%) | (0.6%) | 10.1% | (6.3%) | |
| Westchester West | 345 | 12/30/2008 | $ | 1,252 | 91.5% | 92.2% | (1.9%) | (4.9%) | 31.2% | (21.8%) | |
| Woodleaf Apartments | 228 | 3/19/2004 | $ | 1,184 | 94.7% | 93.3% | 1.8% | 2.7% | 5.6% | 1.0% | |
| Total Washington, D.C. Region | 9,447 | | $ | 1,210 | 95.4% | 94.4% | (0.9%) | 0.8% | 5.4% | (2.3%) | 29.7% |
| **TOTAL OWNED PORTFOLIO** | **35,912** | | **$** | **1,126** | **94.7%** | **n/a** | **n/a** | **n/a** | **n/a** | **n/a** | **100.0%** |
| **TOTAL CORE PORTFOLIO** | **35,798** | | **$** | **1,126** | **94.8%** | **94.3%** | **(1.5%)** | **(0.5%)** | **1.0%** | **(1.7%)** | |

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

### Physical Occupancy Comparison By Region - Core Properties

**Sequential Comparison**
**First Quarter 2010 vs. Fourth Quarter 2009**

| Region | % Units | 1Q '10 | 4Q '09 | Variance |
|---|---|---|---|---|
| Washington, D.C. | 26.1% | 95.4% | 95.2% | 0.2% |
| Baltimore | 21.8% | 93.9% | 94.4% | (0.5%) |
| New Jersey, Long Island | 19.5% | 95.0% | 95.5% | (0.5%) |
| Philadelphia | 15.7% | 94.0% | 94.1% | (0.1%) |
| Boston | 6.7% | 95.1% | 95.4% | (0.3%) |
| Chicago | 6.3% | 95.9% | 96.2% | (0.3%) |
| Florida | 2.3% | 93.4% | 93.8% | (0.4%) |
| Maine | 1.6% | 97.0% | 97.6% | (0.6%) |
| Total Core | 100.0% | 94.8% | 95.0% | (0.2%) |

**Year over Year Comparison**
**First Quarter 2010 vs. First Quarter 2009**

| Region | % Units | 1Q '10 | 1Q '09 | Variance |
|---|---|---|---|---|
| Washington, D.C. | 26.1% | 95.4% | 94.4% | 1.0% |
| Baltimore | 21.8% | 93.9% | 93.0% | 0.9% |
| New Jersey, Long Island | 19.5% | 95.0% | 94.9% | 0.1% |
| Philadelphia | 15.7% | 94.0% | 93.9% | 0.1% |
| Boston | 6.7% | 95.1% | 95.1% | 0.0% |
| Chicago | 6.3% | 95.9% | 94.8% | 1.1% |
| Florida | 2.3% | 93.4% | 95.9% | (2.5%) |
| Maine | 1.6% | 97.0% | 94.7% | 2.3% |
| Total Core | 100.0% | 94.8% | 94.3% | 0.5% |

**March vs. Quarter Comparison**

| Region | % Units | Mar '10 | 1Q '10 | Variance |
|---|---|---|---|---|
| Washington, D.C. | 26.1% | 95.8% | 95.4% | 0.4% |
| Baltimore | 21.8% | 94.2% | 93.9% | 0.3% |
| New Jersey, Long Island | 19.5% | 95.3% | 95.0% | 0.3% |
| Philadelphia | 15.7% | 94.5% | 94.0% | 0.5% |
| Boston | 6.7% | 95.4% | 95.1% | 0.3% |
| Chicago | 6.3% | 96.1% | 95.9% | 0.2% |
| Florida | 2.3% | 94.7% | 93.4% | 1.3% |
| Maine | 1.6% | 96.1% | 97.0% | (0.9%) |
| Total Core | 100.0% | 95.2% | 94.8% | 0.4% |

## Net Operating Results - Core Properties

**Sequential Results**
**First Quarter 2010 vs. Fourth Quarter 2009**

| Region | % Units | Base Rental Revenues[1] | Total Revenues | Expenses | NOI |
|---|---|---|---|---|---|
| Washington, D.C. | 26.1% | (0.0%) | 1.5% | 7.5% | (2.5%) |
| Baltimore | 21.8% | (0.9%) | 1.1% | 11.4% | (5.4%) |
| New Jersey, Long Island | 19.5% | (0.8%) | 0.6% | 6.8% | (4.1%) |
| Philadelphia | 15.7% | (0.8%) | 3.2% | 9.4% | (2.0%) |
| Boston | 6.7% | (0.5%) | (0.5%) | 3.7% | (3.2%) |
| Chicago | 6.3% | (1.4%) | 0.6% | 21.1% | (14.3%) |
| Florida | 2.3% | (0.2%) | (1.4%) | 3.7% | (7.0%) |
| Maine | 1.6% | (1.1%) | (1.4%) | 5.4% | (5.4%) |
| Total Core | 100.0% | (0.6%) | 1.2% | 8.6% | (4.1%) |

**Year Over Year Results**
**First Quarter 2010 vs. First Quarter 2009**

| Region | % Units | Base Rental Revenues[1] | Total Revenues | Expenses | NOI |
|---|---|---|---|---|---|
| Washington, D.C. | 26.1% | 0.7% | 0.8% | 5.4% | (2.3%) |
| Baltimore | 21.8% | (0.6%) | 0.1% | 8.3% | (5.2%) |
| New Jersey, Long Island | 19.5% | (1.2%) | (1.2%) | (4.8%) | 2.2% |
| Philadelphia | 15.7% | (2.7%) | (0.9%) | 2.5% | (4.0%) |
| Boston | 6.7% | (1.8%) | (1.3%) | (11.8%) | 7.6% |
| Chicago | 6.3% | (2.7%) | (3.2%) | (2.3%) | (4.1%) |
| Florida | 2.3% | (4.3%) | (3.2%) | 3.6% | (10.2%) |
| Maine | 1.6% | 0.3% | 0.5% | 2.6% | (0.8%) |
| Total Core | 100.0% | (0.9%) | (0.5%) | 1.0% | (1.7%) |

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

**Percentage change in New Lease and Renewal Lease Rents compared to Expiring Lease Rents**

| | 2009 4Q | | 2010 1Q | | 2010 April | |
|---|---|---|---|---|---|---|
| Region | New | Renewal | New | Renewal | New | Renewal |
| Washington, D.C. | (6.0%) | 2.0% | (4.1%) | 1.9% | (2.5%) | 1.9% |
| Baltimore | (6.0%) | 1.8% | (3.4%) | 2.2% | 0.1% | 3.0% |
| New Jersey, Long Island | (5.0%) | 1.8% | (4.1%) | 1.6% | (3.3%) | 2.2% |
| Philadelphia | (9.0%) | 1.0% | (5.0%) | 0.6% | 0.1% | 1.1% |
| Boston | (7.4%) | 0.7% | (5.4%) | 1.2% | (1.1%) | 1.4% |
| Chicago | (8.0%) | 0.2% | (4.7%) | 0.8% | (4.8%) | 1.1% |
| Florida | (5.4%) | 0.7% | (4.6%) | 0.5% | (3.2%) | 0.3% |
| Maine | (7.4%) | 1.5% | (0.7%) | 1.0% | 0.3% | 1.8% |
| Total Core | (6.0%) | 1.6% | (4.2%) | 1.6% | (1.9%) | 2.0% |
| **Spread** | | **7.6%** | | **5.8%** | | **3.9%** |

| | 2010 Jan | | 2010 Feb | | 2010 Mar | | 2010 April | |
|---|---|---|---|---|---|---|---|---|
| Region | New | Renewal | New | Renewal | New | Renewal | New | Renewal |
| Washington, D.C. | (5.0%) | 2.2% | (4.9%) | 1.9% | (2.1%) | 1.6% | (2.5%) | 1.9% |
| Baltimore | (3.5%) | 1.9% | (4.2%) | 1.9% | (2.6%) | 2.9% | 0.1% | 3.0% |
| New Jersey, Long Island | (4.2%) | 1.6% | (4.9%) | 1.6% | (3.2%) | 1.5% | (3.3%) | 2.2% |
| Philadelphia | (6.6%) | 0.4% | (5.3%) | 0.5% | (2.8%) | 0.7% | 0.1% | 1.1% |
| Boston | (5.8%) | 1.0% | (6.3%) | 1.3% | (3.9%) | 1.3% | (1.1%) | 1.4% |
| Chicago | (8.4%) | 1.0% | (5.0%) | 0.9% | (2.0%) | 0.7% | (4.8%) | 1.1% |
| Florida | (7.0%) | 0.2% | (4.6%) | 0.7% | (2.7%) | 0.7% | (3.2%) | 0.3% |
| Maine | 1.5% | 1.3% | 0.3% | 0.7% | (3.3%) | 1.3% | 0.3% | 1.8% |
| Total Core | (5.0%) | 1.6% | (4.8%) | 1.5% | (2.7%) | 1.6% | (1.9%) | 2.0% |
| **Spread** | | **6.6%** | | **6.3%** | | **4.3%** | | **3.9%** |

## Resident Statistics

**Top Six Reasons for Moveouts - Owned Communities**

| | 1Q '10 | 4Q '09 | 3Q '09 | 2Q '09 | 1Q '09 | Year '09 | Year '08 | Year '07 |
|---|---|---|---|---|---|---|---|---|
| Eviction/skip | **17.0%** | 14.8% | 12.5% | 12.2% | 16.6% | 14.6% | 14.6% | 14.6% |
| Employment related | **14.8%** | 14.7% | 14.0% | 16.4% | 17.7% | 15.2% | 15.2% | 16.1% |
| Transfer w/in HME | **14.6%** | 13.6% | 11.8% | 12.4% | 13.8% | 10.7% | 10.7% | 8.3% |
| Home purchase | **11.1%** | 14.8% | 12.4% | 12.2% | 9.9% | 12.0% | 12.0% | 15.5% |
| Location convenience/ apartment size | **10.0%** | 10.4% | 11.6% | 10.0% | 8.3% | 10.3% | 10.3% | 13.7% |
| Rent level | **9.9%** | 9.7% | 10.0% | 10.0% | 10.2% | 10.0% | 9.5% | 8.0% |

**Traffic - Core**

| | Traffic 1Q '10 vs. 1Q '09 | Signed Leases 1Q '10 vs. 1Q '09 |
|---|---|---|
| Region | | |
| Baltimore | (7.0%) | (5.0%) |
| Boston | (6.0%) | (5.0%) |
| Chicago | (7.0%) | (22.0%) |
| Florida | 2.0% | 15.0% |
| Long Island | 24.0% | 0.0% |
| Maine | (27.0%) | (45.0%) |
| New Jersey | 4.0% | (2.0%) |
| Philadelphia | 10.0% | (22.0%) |
| Washington, D.C. | (3.0%) | (10.0%) |
| Total Core | 0.0% | (10.0%) |

**Turnover - Core**

| | 1Q '10 | 1Q '09 |
|---|---|---|
| Baltimore | 8.3% | 8.3% |
| Boston | 7.7% | 8.7% |
| Chicago | 9.1% | 10.3% |
| Florida | 12.4% | 10.8% |
| Long Island | 7.1% | 7.0% |
| Maine | 10.0% | 10.2% |
| New Jersey | 6.4% | 8.3% |
| Philadelphia | 7.1% | 8.2% |
| Washington, D.C. | 7.2% | 7.9% |
| Total Core | 7.7% | 8.3% |

**Bad Debt as % of Rent and Utility Recovery - Core**

| 1Q '10 | 1Q '09 |
|---|---|
| 1.25% | 1.29% |

## Net Operating Income Detail - Core Properties
 ($ in thousands, except per unit data)

|  | 1Q '10 | 1Q '09 | Qtr Variance | % Variance |
|---|---|---|---|---|
| Rent | $ 113,185 | $ 114,225 | $ (1,040) | (0.9%) |
| Utility recovery | 7,684 | 7,249 | 435 | 6.0% |
| Rent including recoveries | 120,869 | 121,474 | (605) | (0.5%) |
| Other income | 4,914 | 4,914 | - | 0.0% |
| | | | | |
| Total income | 125,783 | 126,388 | (605) | (0.5%) |
| Operating & maintenance | (55,931) | (55,350) | (581) | (1.0%) |
| | | | | |
| Net Core NOI | $ 69,852 | $ 71,038 | $ (1,186) | (1.7%) |
| | | | | |
| Physical Occupancy % | 94.8% | 94.3% | 0.5% | |
| | | | | |
| Weighted Avg Rent per Unit | $ 1,126 | $ 1,143 | $ (17) | (1.5%) |

## Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 24.1%.  This will adjust for the typical seasonal variability in NOI for each quarter.

## Operating Expense Detail - Core Properties
($ in thousands)

| | 1Q '10 | 1Q '09 | Qtr Variance | % Variance |
|---|---|---|---|---|
| Electricity | $ 2,209 | $ 2,414 | $ (205) | (8.5%) |
| Gas | 7,846 | 8,974 | (1,128) | (12.6%) |
| Water & sewer | 3,793 | 3,462 | 331 | 9.6% |
| Repairs & maintenance | 5,775 | 5,938 | (163) | (2.7%) |
| Personnel expense | 11,998 | 11,924 | 74 | 0.6% |
| Advertising | 999 | 1,058 | (59) | (5.6%) |
| Legal & professional | 382 | 375 | 7 | 1.9% |
| Office & telephone | 1,417 | 1,534 | (117) | (7.6%) |
| Property insurance | 2,959 | 2,432 | 527 | 21.7% |
| Real estate taxes | 12,135 | 11,962 | 173 | 1.4% |
| Snow | 1,893 | 703 | 1,190 | 169.3% |
| Trash | 865 | 856 | 9 | 1.1% |
| Property management G & A | 3,660 | 3,718 | (58) | (1.6%) |
| Total Core | $ 55,931 | $ 55,350 | $ 581 | 1.0% |

## Discontinued Operations

($ in thousands)

The operating results of discontinued operations are summarized as follows for the three months ended March 31, 2010 and 2009:

|  | 1Q '10 | 1Q '09 |
|---|---|---|
| Revenues: |  |  |
| Rental income | $ - | $ 2,098 |
| Property other income | 9 | 273 |
| Total revenues | 9 | 2,371 |
| Expenses: |  |  |
| Operating and maintenance | 37 | 1,258 |
| Interest expense [1] | - | 4,497 |
| Depreciation and amortization | - | 393 |
| Total expenses | 37 | 6,148 |
| Loss from discontinued operations | $ (28) | $ (3,777) |

[1] Includes prepayment penalties of $4,927 in 2009.

**Summary Of Recent Acquisitions**
($ in millions, except per unit data)

| Community | Market | State | Purchase Date | # of Units | CAP Rate [1] | Purchase Price | Wgtd. Avg. Price Per Unit |
|---|---|---|---|---|---|---|---|
| **2010 Acquisitions** | | | | | | | |
| *Acquired after the close of the 1st quarter* | | | | | | | |
| Middlebrooke Apartments | Baltimore | MD | 4/1/2010 | 208 | 6.3% | $ 17.4 | $ 83,413 |
| Westbrooke Apartments | Baltimore | MD | 4/1/2010 | 110 | 6.3% | 6.3 | 57,727 |
| | | | **Total 2010** | **318** | **6.3%** | **$ 23.7** | **$ 74,528** |

| Community | Market | State | Purchase Date | # of Units | CAP Rate [1] | Purchase Price | Wgtd. Avg. Price Per Unit |
|---|---|---|---|---|---|---|---|
| **2009 Acquisitions** | | | | | | | |
| | | | **Total 2009** | **-** | | **$ -** | |
| | | **Total 2010 and 2009 Acquisitions** | | **318** | **6.3%** | **$ 23.7** | **$ 74,528** |

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

**Summary Of Recent Sales**
($ in millions, except per unit data)

| Community | Market | State | Sale Date | # of Units | CAP Rate [1] | | Sales Price | | Wtd. Avg. Price Per Unit |
|---|---|---|---|---|---|---|---|---|---|
| **2010 Sales** | | | | | | | | | |
| | | | Total 2010 | - | | $ | - | | |
| Community | Market | State | Sale Date | # of Units | CAP Rate [1] | | Sales Price | | Wtd. Avg. Price Per Unit |
| **2009 Sales** | | | | | | | | | |
| Regency Club | New Jersey | NJ | 1/30/2009 | 372 | 7.3% | $ | 39.9 | $ | 107,277 |
| Lakeshore Villas | Hudson Valley | NY | 1/30/2009 | 152 | 8.4% | | 11.5 | | 75,631 |
| Sunset Gardens | Hudson Valley | NY | 1/30/2009 | 217 | 8.0% | | 16.4 | | 75,631 |
| Home Properties of Newark | Philadelphia | PA | 10/1/2009 | 432 | 8.4% | | 30.0 | | 69,444 |
| Beechwood Gardens | Philadelphia | PA | 12/16/2009 | 160 | 7.6% | | 10.5 | | 65,625 |
| | | | **Total 2009** | **1,333** | **7.8%** | **$** | **108.3** | **$** | **81,256** |
| | | | **Total 2010 and 2009 Sales** | **1,333** | **7.8%** | **$** | **108.3** | **$** | **81,256** |

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.

**Breakdown Of Owned Units By Market**

| Market | State | Net Acquired/ Developed in 2009 | As of 12/31/2009 | 12/31/2009 % of Units | Net Acquired/ Developed in 2010 | As of 3/31/2010 | Current % of Units |
|---|---|---|---|---|---|---|---|
| Suburban Washington, D.C. | DC/MD/VA | - | 9,333 | 26.07% | 114 | 9,447 | 26.31% |
| Baltimore | MD | - | 7,814 | 21.83% | - | 7,814 | 21.76% |
| Suburban New York City | NY/NJ | (741) | 6,967 | 19.46% | 1 | 6,968 | 19.40% |
| Philadelphia | PA | (592) | 5,603 | 15.65% | - | 5,603 | 15.60% |
| Boston | MA | - | 2,382 | 6.65% | - | 2,382 | 6.63% |
| Chicago | IL | - | 2,242 | 6.26% | - | 2,242 | 6.24% |
| Florida | FL | - | 836 | 2.34% | - | 836 | 2.33% |
| Portland | ME | - | 620 | 1.73% | - | 620 | 1.73% |
| **Total** | | **(1,333)** | **35,797** | **100.0%** | **115** | **35,912** | **100.0%** |

## Debt Summary Schedule

| PROPERTY | | LENDER | INTEREST RATE | 03/31/10 BALANCE | MATURITY DATE | YEARS TO MATURITY |
|---|---|---|---|---|---|---|
| **FIXED RATE SECURED** | | | | | | |
| Multi-Property | | M&T Realty - Freddie Mac | 7.575 | 45,400,000 | 05/01/10 | 0.08 |
| East Meadow Apartments - 2nd | | M&T Realty - Freddie Mac | 5.550 | 5,912,466 | 05/01/10 | 0.08 |
| Selford Townhomes - 2nd | | M&T Realty - Freddie Mac | 5.550 | 4,520,318 | 05/01/10 | 0.08 |
| Seminary Hill - 2nd | | M&T Realty - Freddie Mac | 5.550 | 10,204,514 | 05/01/10 | 0.08 |
| South Bay/Woodmont - 2nd | | M&T Realty - Freddie Mac | 5.550 | 5,608,760 | 05/01/10 | 0.08 |
| Tamarron Apartments - 2nd | | M&T Realty - Freddie Mac | 5.550 | 7,557,375 | 05/01/10 | 0.08 |
| The Manor (VA) - 2nd | | M&T Realty - Freddie Mac | 5.550 | 6,612,948 | 05/01/10 | 0.08 |
| Home Properties of Devon | | Prudential - Fannie Mae | 7.500 | 28,892,000 | 10/01/10 | 0.50 |
| Trexler Park | | Prudential - Fannie Mae | 7.500 | 10,140,000 | 10/01/10 | 0.50 |
| Multi-Property | | Prudential - Fannie Mae | 7.250 | 32,978,000 | 01/01/11 | 0.76 |
| Multi-Property | | Prudential - Fannie Mae | 6.360 | 8,141,000 | 01/01/11 | 0.76 |
| Multi-Property | | Prudential - Fannie Mae | 6.160 | 58,881,000 | 01/01/11 | 0.76 |
| Orleans Village - 1st | | Prudential - Fannie Mae | 6.815 | 43,745,000 | 01/01/11 | 0.76 |
| Orleans Village - 2nd | | Prudential - Fannie Mae | 5.360 | 22,248,000 | 01/01/11 | 0.76 |
| New Orleans/Arbor Crossing | | Prudential - Fannie Mae | 4.860 | 18,054,038 | 03/01/11 | 0.92 |
| Racquet Club East - 1st | | Prudential - Fannie Mae | 6.875 | 20,066,428 | 04/01/11 | 1.00 |
| Racquet Club East - 2nd | | Prudential - Fannie Mae | 5.490 | 9,859,002 | 04/01/11 | 1.00 |
| Timbercroft Townhomes 1 - 1st | | Capmark - HUD | 8.500 | 144,240 | 05/01/11 | 1.08 |
| The Meadows at Marlborough | (1) | Prudential - Fannie Mae | 5.500 | 19,692,719 | 08/01/11 | 1.34 |
| Lake Grove - 1st | | Prudential - Fannie Mae | 6.540 | 24,428,545 | 12/01/11 | 1.67 |
| Lake Grove - 2nd | | Prudential - Fannie Mae | 5.510 | 10,573,385 | 12/01/11 | 1.67 |
| Mount Vernon Square | (1) | KeyBank RE Cap-Fannie Mae | 5.490 | 85,309,242 | 01/01/12 | 1.76 |
| Multi-Property Notes Pay | | Seller Financing | 4.000 | 166,333 | 02/01/12 | 1.84 |
| Timbercroft III - 1st | | Capmark - HUD | 8.000 | 290,650 | 02/01/12 | 1.84 |
| Castle Club Apartments | | NorthMarq - Freddie Mac | 7.080 | 6,288,650 | 05/01/12 | 2.09 |
| Gateway Village | | Prudential - Fannie Mae | 6.885 | 6,476,260 | 05/01/12 | 2.09 |
| The New Colonies | | Prudential - Fannie Mae | 7.110 | 18,585,953 | 06/01/12 | 2.17 |
| Woodholme Manor | | Prudential - Fannie Mae | 7.165 | 3,495,615 | 07/01/12 | 2.25 |
| Liberty Place | (1) | CW Capital - Fannie Mae | 5.710 | 6,004,102 | 11/01/12 | 2.59 |
| Hackensack Gardens - 1st | | JPMorgan Chase - Fannie Mae | 5.260 | 4,451,721 | 03/01/13 | 2.92 |
| Hackensack Gardens - 2nd | | JPMorgan Chase - Fannie Mae | 5.440 | 4,325,792 | 03/01/13 | 2.92 |
| Barrington Gardens | | Wachovia - Freddie Mac | 4.960 | 11,135,720 | 04/01/13 | 3.01 |
| Topfield Apartments | | M&T Realty-Fannie Mae | 5.300 | 5,979,965 | 04/01/13 | 3.01 |
| Canterbury Apartments - 1st | | M&T Realty-Fannie Mae | 5.020 | 27,202,138 | 05/01/13 | 3.09 |
| Canterbury Apartments - 2nd | | M&T Realty-Fannie Mae | 6.460 | 16,786,710 | 05/01/13 | 3.09 |
| Multi-Property | | Prudential - Fannie Mae | 6.475 | 100,000,000 | 08/31/13 | 3.42 |
| Heritage Woods Apts | (1) | Oak Grove Capital-Fannie Mae | 5.290 | 4,819,718 | 09/01/13 | 3.42 |
| Saddle Brook Apts. - 1st | (1) | Wells Fargo - Fannie Mae | 5.840 | 27,134,711 | 11/01/13 | 3.59 |
| Saddle Brook Apts. - 2nd | (1) | Wells Fargo - Fannie Mae | 6.290 | 3,219,834 | 11/01/13 | 3.59 |
| Falkland Chase | | Centerline - Fannie Mae | 5.480 | 12,056,378 | 04/01/14 | 4.01 |
| The Apts. At Wellington Trace | | M&T Realty - Freddie Mac | 5.520 | 24,268,545 | 04/01/14 | 4.01 |
| Hawthorne Court | | Centerline - Fannie Mae | 5.270 | 35,073,874 | 07/01/14 | 4.25 |
| Curren Terrace - 1st | | M&T Realty - Freddie Mac | 5.360 | 13,674,831 | 10/01/14 | 4.51 |
| Curren Terrace - 2nd | | M&T Realty - Freddie Mac | 5.090 | 9,917,802 | 10/01/14 | 4.51 |
| Westchester West - 1st | (1) | Deutsche Bank - Freddie | 6.150 | 26,887,833 | 03/01/15 | 4.92 |
| Westchester West - 2nd | (1) | Deutsche Bank - Freddie | 6.640 | 7,488,894 | 03/01/15 | 4.92 |
| Stratford Greens | | Capital One Bank | 5.750 | 31,446,122 | 07/01/15 | 5.25 |
| Sayville Commons | | M&T Realty - Freddie Mac | 5.000 | 40,369,326 | 08/01/15 | 5.34 |
| Cypress Place Apartments | | Prudential - Fannie Mae | 6.555 | 10,294,172 | 11/01/15 | 5.59 |
| Golf Club Apartments | | Prudential - Fannie Mae | 6.380 | 33,205,295 | 11/01/15 | 5.59 |
| Northwood Apartments | | M&T Realty - Freddie Mac | 5.500 | 10,639,786 | 12/01/15 | 5.67 |
| Cinnamon Run - 1st | | M&T Realty - Freddie Mac | 5.250 | 50,651,899 | 01/01/16 | 5.76 |
| Cinnamon Run - 2nd | | M&T Realty - Freddie Mac | 5.550 | 5,247,795 | 01/01/16 | 5.76 |
| Peppertree Farm - 1st | | M&T Realty - Freddie Mac | 5.250 | 77,963,248 | 01/01/16 | 5.76 |
| Peppertree Farm - 2nd | | M&T Realty - Freddie Mac | 5.550 | 1,908,285 | 01/01/16 | 5.76 |
| The Hamptons/Vinings at Hamptons | | Prudential - Fannie Mae | 5.565 | 51,554,071 | 02/01/16 | 5.84 |
| Devonshire - 1st | | Wachovia - Fannie Mae | 5.600 | 37,718,478 | 04/01/16 | 6.01 |
| Devonshire - 2nd | | Wachovia - Fannie Mae | 6.235 | 8,414,358 | 04/01/16 | 6.01 |
| Mid-Island | | Prudential - Fannie Mae | 5.480 | 19,666,770 | 04/01/16 | 6.01 |
| Owings Run 1 & 2 | | Prudential - Fannie Mae | 5.590 | 42,558,975 | 04/01/16 | 6.01 |
| Country Village | | Centerline - Fannie Mae | 5.520 | 18,928,481 | 06/01/16 | 6.18 |
| Fox Hall Apartments | | Columbia Nat'l - Freddie Mac | 5.610 | 47,000,000 | 06/01/17 | 7.18 |
| Mill Towne Village | | Prudential - Fannie Mae | 5.990 | 24,239,000 | 09/01/17 | 7.43 |
| Royal Gardens Apts. | | M&T Realty - Freddie Mac | 5.830 | 47,000,000 | 11/01/17 | 7.59 |
| Village Square 1, 2 & 3 | | Prudential - Fannie Mae | 5.810 | 39,285,000 | 12/01/17 | 7.68 |
| Chatham Hill | | M&T Realty - Freddie Mac | 5.590 | 44,902,921 | 01/01/18 | 7.76 |
| Seminary Towers Apartments | | Prudential - Fannie Mae | 5.485 | 53,515,000 | 07/01/18 | 8.26 |
| Bonnie Ridge - 1st | | Prudential Life | 6.600 | 11,963,743 | 12/15/18 | 8.72 |
| Bonnie Ridge - 2nd | | Prudential Life | 6.160 | 18,037,518 | 12/15/18 | 8.72 |
| Bonnie Ridge - 3rd | | Prudential Life | 6.070 | 25,145,192 | 12/15/18 | 8.72 |
| Westwood Village | | M&T Realty - Freddie Mac | 5.680 | 47,261,804 | 01/01/19 | 8.76 |
| Ridgeview at Wakefield Valley | | M&T Realty - Freddie Mac | 5.750 | 18,496,780 | 01/01/19 | 8.76 |
| The Sycamores | | M&T Realty - Freddie Mac | 5.710 | 21,567,285 | 01/01/19 | 8.76 |
| Timbercroft III - 2nd | | M & T Realty - HUD | 8.375 | 2,326,835 | 06/01/19 | 9.18 |
| Timbercroft Townhomes 1 - 2nd | | M & T Realty - HUD | 8.375 | 1,579,745 | 06/01/19 | 9.18 |
| The Brooke at Peachtree | | Wells Fargo - Fannie Mae | 5.470 | 12,487,258 | 07/01/19 | 9.26 |
| Glen Manor | | Prudential - Fannie Mae | 5.830 | 7,998,859 | 08/01/19 | 9.34 |

| PROPERTY | | LENDER | INTEREST RATE | 03/31/10 BALANCE | MATURITY DATE | YEARS TO MATURITY |
|---|---|---|---|---|---|---|
| Ridley Brook | | Prudential - Fannie Mae | 5.830 | 13,278,802 | 08/01/19 | 9.34 |
| Southern Meadows | | Red Mortgage - Fannie Mae | 5.360 | 41,246,269 | 10/01/19 | 9.51 |
| Elmwood Terrace | | M & T Realty - Fannie Mae | 5.560 | 27,046,652 | 11/01/19 | 9.59 |
| Lakeview | | Greystone - Fannie Mae | 5.310 | 9,193,492 | 12/01/19 | 9.68 |
| The Landings | | Prudential - Fannie Mae | 5.600 | 26,492,831 | 01/01/20 | 9.76 |
| Dunfield Townhomes | | Centerline Capital - HUD | 5.250 | 12,209,531 | 09/01/28 | 18.44 |
| Highland House | (1) | Arbor Comml - Fannie Mae | 6.320 | 6,050,920 | 01/01/29 | 18.77 |
| Westwoods | (1) | Midland Loan Services - HUD | 5.940 | 3,581,166 | 06/01/34 | 24.19 |
| Briggs-Wedgewood | (2) | Berkshire Mtg - HUD | 6.000 | 15,929,267 | 11/01/34 | 24.61 |
| **WTD AVG - FIXED SECURED** | | | **5.868** | 1,873,103,941 | | **5.17** |
| **VARIABLE RATE SECURED** | | | | | | |
| William Henry | | NorthMarq - Freddie Mac | 2.539 | 21,237,736 | 12/01/10 | 0.67 |
| Adjusts Monthly - Freddie 30d Ref + 2.50 | | | | | | |
| Bayview Apartments | | M&T Realty - Freddie Mac | 2.565 | 10,828,083 | 03/01/11 | 0.92 |
| Adjusts Monthly - Freddie 30d Ref + 2.50 | | | | | | |
| Virginia Village | | Wachovia - Freddie Mac | 2.029 | 30,496,671 | 07/01/15 | 5.25 |
| Adjusts Monthly - Freddie 30d Ref + 1.99 | | | | | | |
| Hill Brook Apts | | M&T Realty - Freddie Mac | 3.519 | 13,047,651 | 09/01/16 | 6.43 |
| Adjusts Monthly - 30L + 2.85 + .44 | | | | | | |
| Wayne Village | | M&T Realty - Freddie Mac | 3.616 | 26,545,785 | 09/01/16 | 6.43 |
| Adjusts Monthly - 30L + 3.00 + .387 | | | | | | |
| Cider Mill Apts | | M&T Realty - Freddie Mac | 3.399 | 63,778,007 | 01/01/17 | 6.76 |
| Adjusts Monthly - 30L + 2.89 + .31 | | | | | | |
| The Heights at Marlborough | | PNC Real Estate | 3.599 | 23,968,663 | 01/01/17 | 6.76 |
| Adjusts Monthly - 30L + 3.02 + .35 | | | | | | |
| Sherry Lake | | M&T Realty - Freddie Mac | 3.145 | 26,430,000 | 04/01/17 | 7.01 |
| Adjusts Monthly - 30L + 2.67 + .226 | | | | | | |
| Falkland Chase | | Montgomery Cty HOC-Fannie | 1.273 | 24,695,000 | 10/01/30 | 20.52 |
| Adjusts Weekly - BMA Index + 1.10 | | | | | | |
| **WTD AVG - VARIABLE SECURED** | | | **2.917** | 241,027,596 | | **7.15** |
| **WTD AVG - TOTAL SECURED DEBT** | | | **5.531** | 2,114,131,537 | | **5.40** |
| **FIXED RATE UNSECURED** | | | | | | |
| Exchangeable Senior Notes | | | 5.750 | 136,644,354 | 11/01/26 | 16.60 |
| **VARIABLE RATE UNSECURED - LINE OF CREDIT** | | | | | | |
| Unsecured Line of Credit | | M and T Bank et. al. | 4.500 | 11,000,000 | 08/31/12 | 2.42 |
| Adjusts Daily 30 LIBOR (Floor 1.50) + 3.00 | | | | | | |
| **TOTAL COMBINED DEBT** | | | **5.540** | $ 2,261,775,891 | | **6.06** |
| **% OF PORTFOLIO - FIXED** | | | | **88.9%** | | |

| | INTEREST RATE | | YEARS TO MATURITY |
|---|---|---|---|
| WTG AVG - TOTAL SECURED DEBT | 5.531 | | 5.40 |
| WTD AVG - TOTAL PORTFOLIO | 5.540 | | 6.06 |

(1) General ledger balance and rate have been adjusted pursuant to ASC 805-10 (f.k.a. FAS141R) to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to ASC 810-10 (f.k.a. FIN46R).

| MATURING DEBT SCHEDULE | | | | | | | |
|---|---|---|---|---|---|---|---|
| YEAR OF MATURITY | FIXED RATE | | VARIABLE RATE | | TOTAL DEBT | | |
| | WTD AVG RATE | DEBT | WTD AVG RATE | DEBT | DEBT | % OF TOTAL | |
| 2010 | 6.90 | $ 124,848,381 | 2.54 | $ 21,237,736 | $ 146,086,117 | 6.91% | |
| 2011 | 6.24 | 268,811,356 | 2.57 | $ 10,828,083 | 279,639,439 | 13.23% | |
| 2012 | 5.94 | 126,616,806 | - | - | 126,616,806 | 5.99% | |
| 2013 | 6.00 | 205,056,308 | - | - | 205,056,308 | 9.70% | |
| 2014 | 5.35 | 94,991,431 | - | - | 94,991,431 | 4.49% | |
| 2015 | 5.84 | 160,331,427 | 2.03 | 30,496,671 | 190,828,098 | 9.03% | |
| 2016 | 5.45 | 314,612,361 | 3.58 | 39,593,436 | 354,205,796 | 16.75% | |
| 2017 | 5.78 | 157,524,000 | 3.38 | 114,176,671 | 271,700,671 | 12.85% | |
| 2018 | 5.78 | 153,564,374 | - | - | 153,564,374 | 7.26% | |
| 2019 | 5.65 | 202,483,782 | - | - | 202,483,782 | 9.58% | |
| 2020 - 2034 | 5.72 | 64,263,716 | 1.27 | 24,695,000 | 88,958,716 | 4.21% | |
| TOTAL | 5.868 | $ 1,873,103,941 | 2.917 | $ 241,027,596 | $ 2,114,131,537 | 100.00% | |

**Debt Summary Schedule**

**Unencumbered Properties**

| Property | # Units | Market | State |
|---|---|---|---|
| Morningside Heights | 1,050 | Baltimore | MD |
| The Coves at Chesapeake | 469 | Baltimore | MD |
| Gardencrest | 696 | Boston | MA |
| Stone Ends Apartments | 280 | Boston | MA |
| The Townhomes of Beverly | 204 | Boston | MA |
| The Village at Marshfield | 276 | Boston | MA |
| Blackhawk Apartments | 371 | Chicago | IL |
| Courtyards Village | 224 | Chicago | IL |
| The Colony | 783 | Chicago | IL |
| Cambridge Village | 82 | Long Island | NY |
| Heritage Square | 80 | Long Island | NY |
| Holiday Square | 144 | Long Island | NY |
| Yorkshire Village | 40 | Long Island | NY |
| Liberty Commons | 120 | Portland | ME |
| East Hill Gardens | 33 | Northern NJ | NJ |
| Jacob Ford Village | 270 | Northern NJ | NJ |
| Pleasure Bay | 270 | Northern NJ | NJ |
| Windsor Realty | 67 | Northern NJ | NJ |
| Glen Brook | 177 | Philadelphia | PA |
| Racquet Club South | 103 | Philadelphia | PA |
| Trexler Park West | 216 | Philadelphia | PA |
| 1200 East West Highway | 114 | Suburban Washington, DC | DC |
| Braddock Lee | 255 | Suburban Washington, DC | DC |
| Woodleaf Apartments | 228 | Suburban Washington, DC | DC |

**Total Number of Units:** 6,552
**Total Number of Properties:** 24

## Recurring Capital Expenditure Summary

For 2010, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen/bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

| Category | Capitalized Cost Per Unit | Useful Life[1] | Capitalized Expenditure Per Unit Per Year[2] | Maintenance Expense Cost Per Unit Per Year[3] | Total Cost Per Unit Per Year |
|---|---|---|---|---|---|
| Appliances | $ 1,436 | 9 | $ 160 | $ 13 | $ 173 |
| Blinds/shades | 135 | 3 | 45 | 7 | 52 |
| Carpets/cleaning | 770 | 4 | 193 | 180 | 373 |
| Computers, equipment, misc.[4] | 120 | 6 | 20 | 18 | 38 |
| Contract repairs | - | - | - | 147 | 147 |
| Exterior painting [5] | 84 | 3 | 28 | - | 28 |
| Flooring | 250 | 9 | 28 | - | 28 |
| Furnace/air (HVAC) | 824 | 24 | 34 | 105 | 139 |
| Hot water heater | 260 | 7 | 37 | - | 37 |
| Interior painting | - | | - | 205 | 205 |
| Kitchen/bath cabinets upgrades | 1,200 | 15 | 80 | - | 80 |
| Landscaping site | - | - | - | 131 | 131 |
| New roof | 800 | 24 | 33 | - | 33 |
| Parking lot site | 540 | 15 | 36 | - | 36 |
| Pool/exercise facility | 119 | 15 | 8 | 54 | 62 |
| Windows major | 1,505 | 20 | 75 | - | 75 |
| Miscellaneous [6] | 385 | 17 | 23 | - | 23 |
| Total | $ 8,428 | | $ 800 | $ 860 | $ 1,660 |

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule

[4] Includes computers, office equipment/furniture, and maintenance vehicles

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

## Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2010 and 2009. During the three months ended March 31, 2010 and 2009, approximately $200 per unit was estimated to be spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements for the three months ended March 31, 2010 as follows:

**For the three months ended March 31, 2010**
($ in thousands, except per unit data)

| | Recurring Cap Ex | Per Unit[a] | Non-Recurring Cap Ex | Per Unit[a] | Total Capital Improvements | Per Unit[a] |
|---|---|---|---|---|---|---|
| New buildings | $ - | $ - | $ 49 | $ 1 | $ 49 | $ 1 |
| Major building improvements | 1,128 | 32 | 185 | 5 | 1,313 | 37 |
| Roof replacements | 195 | 5 | - | - | 195 | 5 |
| Site improvements | 394 | 11 | 829 | 23 | 1,223 | 34 |
| Apartment upgrades | 1,639 | 46 | 3,412 | 96 | 5,051 | 142 |
| Appliances | 1,012 | 28 | - | - | 1,012 | 28 |
| Carpeting/flooring | 1,978 | 55 | 8 | - | 1,986 | 55 |
| HVAC/mechanicals | 635 | 18 | 2,139 | 60 | 2,774 | 78 |
| Miscellaneous | 179 | 5 | 175 | 5 | 354 | 10 |
| Totals | $ 7,160 | $ 200 | $ 6,797 | $ 190 | $ 13,957 | $ 390 |

[a] Calculated using 35,798 core units for the three months ended March 31, 2010.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

**For the three months ended March 31, 2010**
($ in thousands, except per unit data)

| | Recurring Cap Ex | Per Unit[b] | Non-Recurring Cap Ex | Per Unit[b] | Total Capital Improvements | Per Unit[b] |
|---|---|---|---|---|---|---|
| Core Communities | $ 7,160 | $ 200 | $ 6,797 | $ 190 | $ 13,957 | $ 390 |
| 2009 Disposed Communities | - | - | - | - | - | - |
| Corporate office expenditures [1] | - | - | - | - | 911 | - |
| | $ 7,160 | $ 200 | $ 6,797 | $ 190 | $ 14,868 | $ 390 |

[b] Calculated using 35,798 core units for the three months ended March 31, 2010.

[1] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

## Adjusted Net Operating Income - Core Properties
($ in thousands)

| | Quarter 3/31/2010 | Quarter 3/31/2009 | Change |
|---|---|---|---|
| Net Operating Income | $ 69,852 | 71,038 | (1.7%) |
| Less: Non Recurring Cap Ex @ 6% | (408) | - | - |
| Adjusted Net Operating Income | $ 69,444 | $ 71,038 | (2.2%) |

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

**Development Communities as of March 31, 2010**
($ in thousands)

| | Property Type | # of Units at Completion | Estimated Costs | Estimated Costs Per Unit | Costs Incurred | Construction Start | Initial Occupancy | Construction Completion | % Physical Occupancy |
|---|---|---|---|---|---|---|---|---|---|
| **Under construction:** | | | | | | | | | |
| 1200 East West Highway Silver Spring, MD | High Rise | 247 | $ 86,600 (1) | $ 332.4 | $ 78,217 | 2Q 07 | 1Q 10 | 2Q 10 | 11.3% (2) |
| Courts at Huntington Station Alexandria, VA | Podium | 421 | 127,200 | 302.1 | 87,390 | 1Q 08 | 2Q 10 | 2Q 11 | n/a |
| Total | | 668 | $ 213,800 | $ 313.3 | | | | | |
| **Pre-construction:** | | | | | | | | | |
| Falkland North Silver Spring, MD | High Rise | tbd | tbd | tbd | 2,302 | tbd | tbd | tbd | n/a |
| Ripley Street (3) Silver Spring, MD | High Rise | 300 | tbd | tbd | 18,985 | tbd | tbd | tbd | n/a |
| Total | | | | | $ 186,894 | | | | |

(1) Estimated costs have increased mostly attributed to approximately 10,000 sq ft of retail space that will be retained on space no longer under contract to sell.

(2) Physical occupancy percentage is calculated using 114 available units at March 31, 2010.

(3) Preliminary estimates.

The Company's guidance for the remaining three quarters is unchanged from the guidance given in February 2010.  Please refer to our Fourth Quarter Supplemental Information for detail on guidance assumptions.

| **2010 Earnings Guidance** | **Actual First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** | **Year** |
|---|---|---|---|---|---|
| **2010 compared to 2009** | | | | | |
| FFO per share - **2010** guidance | $0.707 | $.68 - $.74 | $.72 - $.78 | $.70 - $.76 | $2.81 - $2.99 |
| Midpoint of guidance | $0.707 | $0.71 | $0.75 | $0.73 | $2.90 |
| FFO per share - **2009** actual | $0.794 | $0.838 | $0.814 | $0.773 | $3.219 |
| Improvement projected | -11.0% | -15.3% | -7.9% | -5.6% | -9.9% |
| | | | | | |
| **Assumptions for midpoint of guidance:** | | | | | |
| Same store revenue growth | -0.5% | 0.8% | 0.1% | 0.5% | 0.2% |
| Same store expense growth | 1.0% | 4.8% | 1.2% | 3.4% | 2.6% |
| Same store NOI growth | -1.7% | -2.0% | -0.7% | -1.7% | -1.5% |
| | | | | | |
| **Assumption for occupancy in guidance:** | | | | | |
| Same store **2010** physical occupancy | 94.8% | 94.9% | 95.1% | 94.8% | 94.9% |
| Same store **2009** physical occupancy | 94.3% | 95.0% | 95.1% | 95.0% | 94.8% |
| Change in occupancy | 0.5% | -0.1% | 0.0% | -0.2% | 0.1% |